Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form F-1 of our report dated December 7, 2017 (February 2, 2018 as to Note 24) relating to the combined and consolidated financial statements and the financial statement schedules of Bright Scholar Education Holdings Limited, its subsidiaries, other affiliated entities and its variable interest entities under common control with the Bright Scholar Education Holdings Limited (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the translation of Renminbi amounts into United States dollar amounts) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Guangzhou, China

February 2, 2018